DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008417

February 10, 2004

Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20515

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/10/2004

Re: Verizon Communications, Inc.
Incoming letter dated February 9, 2004

Dear Mr. Hitchcock:

This is in response to your letter dated February 9, 2004 concerning the shareholder proposal submitted to Verizon by John A. Parente and C. William Jones. On January 28, 2004, we issued our response expressing our informal view that Verizon could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

cc: Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

732 712

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

PLEASE NOTE NEW ADDRESS:
5301 Wisconsin Avenue, N.W. Suite 350
Washington, DC 20515
(202) 364-1050 Fax: (202) 364-9960

9 February 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal from John A. Parente and C. William Jones to Verizon Communications Inc.

BY HAND

Dear Counsel:

I write on behalf of the Proponents in reply to the letter from counsel for Verizon Communications, Inc. ("Verizon" or the "Company") dated 20 January 2004, concerning Verizon's attempt to omit Proponents' resolution concerning proxy access for security holder director nominations from the Company's 2004 proxy materials.

Verizon's reply letter boils down to an attempt to miniaturize the scope and policy impact of proposed Exchange Act Rule 14a-11 by claiming that the nominating procedure set forth by the Commission is not a proper subject for a precatory shareholder resolution under Rule 14a-8(i)(8). Verizon objects to the Commission's stated intention to make a very narrow exception to Rule 14a-8(i)(8) to allow shareholder resolutions proposing a direct access procedure substantially consistent with the mechanism endorsed by the Commission in proposed Rule 14a-11. Verizon's objection to the Commission's proposal to give shareholders access to the proxy to test shareholder support for the nominating procedure in proposed Rule 14a-11 is more properly expressed through the comment process, rather than through a no-action letter request that seeks to impose a disproportionate burden on small or individual shareholders.

Verizon's January 20 reply letter essentially restates the arguments made in its initial letter dated December 18, 2003. Nonetheless, we respond in the hope of clarifying a few important points that Verizon attempts to obscure.

First, contrary to Verizon's claims, Exchange Act Release No. 34-48626 (October 14, 2003)(the "Release") does not draw a distinction between mandatory and precatory direct access proposals in the narrow context of its proposed modification of Rule 14a-8(i)(8). Indeed, to do so would be illogical and would undermine the stated policy goals of proposed Rule 14a-11, as Proponents demonstrated in their initial letter. Verizon in effect asserts that the same proposed nominating procedure – indeed, the precise procedure designed by the Commission itself – should be a proper subject for a proxy resolution if it is mandatory, but not if it is precatory. There is no basis in logic or policy to take two identical proposals and hold that one "relates to an election" and is therefore excludable, while the other does not, simply because the former is (a) precatory and (b) not sponsored by the holders of one percent or more of the company's securities.

With respect to the Commission's proposed modification of Rule 14a-8(i)(8), Verizon continues to rely on a single sentence in Footnote 74 to the Release for its strained argument that the Commission intends to allow companies to exclude the precatory version of a proposal that would otherwise be given access to the proxy under proposed Rule 14a-11. However, neither a common sense reading of Footnote 74, nor the policy objectives expressed by the Commission in the Release, support Verizon's assertion that the Commission intends to prevent shareholders from voting on precatory direct access proposals. As Verizon itself concedes, Footnote 74 states the Commission's position that it is "not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that would have the effect of creating a security holder nomination procedure, <u>other than a direct access proposal (as described above)</u>." (emphasis added). Contrary to Verizon, we believe that this language supports Proponents' view when read in the context of both the entirety of Footnote 74 and the policy objectives stated in the Release. Just above this language, Footnote 74 states that under proposed Rule 14a-11 "a company may not rely on the exclusion permitted [by Rule 14a-8(i)(8)] (i.e., the exclusion for proposals relating to the election of directors) to exclude *a proposal that the company become subject to the procedure in proposed Exchange Act Rule 14a-11*." (emphasis added). Proponents have done precisely this: They have submitted "a proposal that the company become subject to the procedure in proposed Exchange Act Rule 14a-11." The fact that their resolution would not be binding and requests Verizon's board to adopt the Commission's nomination procedure on a voluntary basis, as a matter of good corporate governance, should not operate to remove such a proposal from the exception to Rule 14a-8(i)(8) that the Commission proposes for any "direct access proposal."

Verizon argues next that Footnote 76 – which clarifies the application of Rule 14a-8(i)(11) in situations where both a precatory and potentially triggering direct access proposal are received by the company – is strictly a prophylactic against company fraud. "Without footnote 76," Verizon argues, " a company could encourage a friendly shareholder who does not own more than 1% of the Company's stock to submit a direct access proposal" which, "if adopted, would not constitute a 'triggering event'." Under Verizon's scenario, the clever company could then rely on Rule 14a-8(i)(11) to exclude a substantially identical direct access proposal submitted by holders of more than one percent of the company's securities. First, it is noteworthy that Verizon concedes that absent Footnote 76, the precatory version of a direct access proposal could be considered as "substantially duplicat[ing]" a potentially triggering direct access proposal under Rule 14a-8(i)(11), thereby permitting the company to omit the later-submitted mandatory version. Second, the fact that Footnote 76 serves to clarify that a potentially triggering proposal has precedence adds nothing to Verizon's claim that the Commission intends to bar precatory direct access proposals altogether. In their initial letter, Proponents observed that "the Commission clearly intends that a proposal eligible to be a triggering proposal should take precedence." However, Proponents also note that in the Release's "Instruction to paragraph (i)(11)," the Commission does not suggest that a precatory proxy access proposal is *per se* excludable, or that it would *not* duplicate a mandatory direct access proposal. Rather, the Release states that where a potentially triggering direct access proposal "duplicates a previously submitted proposal by a security holder that holds 1% or less of the registrant's securities. . . . the earlier submitted proposal by a security holder that holds 1% or less of the registrant's securities may be excluded under this paragraph."[1] Thus, contrary to Verizon's claim that the Commission intended to bar precatory direct access proposals altogether, it seems clear from Footnote 76 and other passages in the Release that the Commission anticipates non-triggering proposals of the kind at issue here.

A more general flaw in Verizon's reasoning is its assertion that the scope and implementation of the nominating procedures in proposed Rule 14a-11 must be bounded strictly by a single triggering event (*viz.*, by a majority vote in favor of a mandatory direct access proposal submitted by the holders of one percent or more of the company's outstanding shares). This assertion conflates the triggering effect of sponsorship of a resolution by the holders of one percent or more of a company's securities with the broader applicability of the Commission's shareholder nomination mechanism. For example, the Release proposes that the direct access procedure can be triggered on a mandatory basis if 35 percent or more of the shares voted withhold their votes from particular directors nominated by the Company's board. The Release also requests comment on additional triggers that also would not involve the sponsorship of a shareholder proposal by holders of one percent or more of the company's voting stock.

Thus, although the Commission has sought to ensure that the shareholder nomination process would not be compulsory, absent a demonstrable showing of shareholder dissatisfaction with the proxy process, there is no indication the Commission intends to exclude a non-compulsory proposal that would serve to inform a board of the shareholders' support (or lack of support) for a nomination procedure consistent with the procedure in proposed Rule 14a-11. Indeed, in its 20 January letter, Verizon places great emphasis on "the potential adverse impact of a direct access procedure on public companies." (Verizon letter at page 4). However, this legitimate concern would apply only to a *triggering* (binding) resolution and not to the precatory direct access proposal at issue here. Indeed, few if any of the burdens or adverse consequences Verizon asserts against the procedure in proposed Rule 14a-11 apply here. As Proponents have sponsored a precatory

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[1] Release No. 34-48626, 68 FED. REG. 60819 (23 October 2003), states: "*Instruction to paragraph (i)(11):* For purposes of this paragraph, a proposal requesting that the company become subject to the security holder nomination procedure set out in § 240.14a–11 that is submitted by a more than 1% security holder may not be excluded on the basis that it duplicates a previously submitted proposal by a security holder that holds 1% or less of the registrant's securities. In this instance, the earlier submitted proposal by a security holder that holds 1% or less of the registrant's securities may be excluded under this paragraph."

direct access proposal, Verizon's board can exercise its discretion and refuse to adopt the Commission's proposed security holder nominating procedure even if a majority of shares were to vote in favor.

Even if the Commission should maintain the one percent ownership restriction in proposed Rule 14a-11 on the ability of shareholders to submit a *binding* direct access proposal, the Division should clarify that Rule 14a-8(i)(8) has been modified to permit direct access proposals, whether triggering and *precatory*, that request a company's board of directors to adopt the security holder nomination mechanism described in proposed Rule 14a-11. If the Commission believes that *compulsory* proxy access for contested director elections is a good policy under certain circumstances, then Proponents believe it should at least allow shareowners an opportunity to request their board of directors to adopt the mechanism without waiting for a triggering event. While the SEC's rule, as proposed, is likely to lead to very few mandatory nominations – most likely limited to obviously troubled companies – advisory proposals can permit a far greater degree of feedback about investor satisfaction with board performance *without* triggering contested elections.

Accordingly, for these reasons and the ones set forth in our prior letter, the Proponents ask the Division to reject the no-action relief sought by Verizon.

Thank you for your consideration of these views. The Proponents would be grateful as well if the Division could fax to the undersigned a copy of its Response to Verizon's no-action request once a decision has been reached.

Very truly yours,

Cornish F. Hitchcock

cc: Daniel E. Stoller, Esq.
Mr. C. William Jones
Mr. John A. Parente